Exhibit 99.1

Pan American Silver Announces Normal Course Issuer Bid

Company to Repurchase up to 5% of Issued and Outstanding Common Shares

VANCOUVER, Dec. 17, 2014 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") today announced that the Toronto Stock Exchange (the "TSX") has accepted the Company's notice of its intention to make a normal course issuer bid (the "Bid") to purchase up to 7,575,290 of its common shares, representing up to 5% of Pan American's issued and outstanding shares as of December 7, 2014.  Purchases pursuant to the bid will be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market ("NASDAQ") and other Canadian trading platforms.  The period of the Bid will begin on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases.

Pan American will pay the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  All common shares acquired by the Company under the Bid will be cancelled and purchases will be funded out of Pan American's working capital.  Although the Company has a present intention to acquire its common shares pursuant to the Bid, it is not obligated to make any purchases.

Pan American did not make any purchases under its previous normal course issuer bid program announced by the Company on November 28, 2013.  The previous normal course issuer bid commenced on December 5, 2013 and ended on December 4, 2014.

As at December 7, 2014, the number of Pan American's issued and outstanding common shares totaled 151,505,815.  In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this normal course issuer bid will be 51,601 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended November 30, 2014 which was 206,404 common shares.  In accordance with applicable U.S. securities laws, the maximum daily purchases on NASDAQ under this normal course issuer bid will be 25% of the average daily trading volume for the Company's common shares in the four weeks preceding the day on which the purchases are to be made.

Pan American is undertaking the Bid because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment option for Pan American since a portion of the Company's cash balance can be invested for an attractive risk adjusted return through the Bid.

A copy of the Company's notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

About Pan American Silver

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, info@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:00e 17-DEC-14